Filed by Janus Investment Fund pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12(b) under the Securities Exchange Act of 1934
Subject Companies:
Nicholas Fund, Inc.
File No. 002-30447
Nicholas Equity Income Fund, Inc.
File No. 033-69804
Nicholas II, Inc.
File No. 002-85030
Nicholas Limited Edition, Inc.
File No. 033-11420
Date: October 19, 2026

Janus Henderson to Bolster Direct Investor Business Through Acquisition of Four Nicholas Funds

●
Janus Henderson to deliver broader capabilities and resources to investors in four Nicholas Funds
●
Acquisition enhances Janus Henderson’s self-directed investor business and adds approx. 28,000 individual clients and $5.7 billion in total AUM
●
Partnering with Nicholas expands Janus Henderson’s product offering for U.S. mutual fund clients with the addition of U.S. Research Core Fund, an extension of Janus Henderson’s Global Research suite

October 19, 2026 DENVER — Janus Henderson Investors today announced that it has entered into an agreement to acquire four mutual funds managed by Nicholas Company, Inc., an independently owned investment firm founded in 1967 based in Milwaukee, Wisconsin with $5.7 billion in assets under management (AUM) and approximately 28,000 self-directed and intermediary shareholders.1 The acquisition marks a strategic investment in the continued growth of Janus Henderson’s U.S. self-directed investor platform. The transaction, which is subject to requisite shareholder approval, is also expected to provide shareholders of the Nicholas Funds with access to a broad range of investment capabilities, enhanced technology, client service resources, and Janus Henderson’s longstanding commitment to helping clients achieve superior financial outcomes.

Following completion of the transaction, including the receipt of requisite shareholder approvals, the four Nicholas Funds will be reorganized into the Janus Henderson fund group on a tax-free basis and the assets of Nicholas’ four U.S. equity mutual funds will be integrated into Janus Henderson's self-directed investor offering with comparable actively managed investment strategies and historical strong long-term performance track records. Post closing of the transaction clients will continue to receive seamless service, benefiting from Janus Henderson’s investment expertise, expanded product lineup, digital capabilities, and U.S.-based client support resources.

In tandem with the transaction, Janus Henderson plans to launch the Janus Henderson U.S. Research Core Fund, into which the flagship Nicholas Fund will merge when the transaction and shareholder approvals are completed. Janus Henderson’s Research strategies total $40 billion in AUM with self-directed, intermediary, and global institutional clients, and the addition of the Research Core Fund to Janus Henderson’s mutual fund product lineup further strengthens the firm’s investment offering in U.S. large cap equities.

Nicholas Company is an independently owned investment firm that has maintained a consistent investment philosophy, process, and management since its founding in 1967. The firm’s philosophy is based on a fundamental, bottom-up approach to security selection with a long-term investment horizon.

Ali Dibadj, Janus Henderson CEO, said, "The acquisition of these funds reflects our commitment to protecting and growing our self-directed investor business, which we have been committed to since the founding of our first U.S. mutual fund in 1970. Fund consolidation is a continuation of the trend in the U.S. mutual fund industry toward greater scale and platform depth, with meaningful benefits for fund clients and investment firms alike. We believe Janus Henderson will be a strong partner for the Nicholas Funds’ shareholders and similarly situated fund management firms seeking to partner with Janus Henderson. We are pleased and honored to warmly welcome shareholders of the Nicholas Funds to Janus Henderson and look forward to working with David Nicholas and team during the transition as we continue investing in a brighter future together, supported by the high level of service, industry-leading equity investment expertise, and expanded capabilities and service that have helped investors pursue their financial goals for decades.”

David O. Nicholas, CFA, Nicholas Company CEO and CIO, said, "For nearly 60 years, Nicholas has been dedicated to serving investors through a disciplined investment philosophy and a strong commitment to client outcomes. We believe Janus Henderson is the right long-term home for our shareholders. The firm's shared focus on investment excellence, client service, and fiduciary responsibility gives us confidence that our Nicholas Funds shareholders will continue to receive the support, expertise, and attention they deserve.”

Janus Henderson’s Direct Investor platform provides individual investors with access to a comprehensive suite of tools, resources and investment solutions designed to support their long-term financial well-being. These capabilities include a robust online portal and mobile app, personalized client service from a highly trained in-house U.S. transfer agency team, complimentary guidance from licensed financial professionals on tax-advantaged accounts, automated required minimum distribution functionality, personalized investment guidance through Direct Advice, and access to a broad range of investment products and solutions, including mutual funds and Janus Henderson Charitable, its donor-advised fund solution. The firm’s Rollover Concierge program provides personalized, step-by-step support to help investors consolidate eligible retirement accounts into a Janus Henderson IRA, while eligible investors may also benefit from cash bonuses on qualifying asset transfers or rollovers and a percentage match on future IRA contributions. Together with programs such as Ready. Invest. Go.℠, these offerings are designed to make it easier for investors to get started, consolidate assets and invest toward their long-term financial goals.

The transaction is subject to customary closing conditions and regulatory approvals.

Berkshire Global Advisors acted as financial advisor to the Nicholas Company in connection with the transaction.

1 As of September 30, 2026
2 As of August 31, 2026
-ends-

Press Inquiries
Media Contacts:

Candice Sun
Global Head of Corporate Communications
+1 303-336-5452
candice.sun@janushenderson.com

Sarah Johnson
Director, Media Relations, North America
+1 720-364-0708

sarah.johnson@janushenderson.com

Notes to editors
About Janus Henderson

Janus Henderson Group is a leading global asset manager dedicated to helping clients define and achieve superior financial outcomes through differentiated insights, disciplined investments, and world-class service. Janus Henderson has approximately half a trillion dollars in assets under management and offices in more than 25 cities worldwide. Headquartered in London, the firm helps millions of people globally invest in a brighter future together. For more information, please visit www.janushenderson.com.

Investing involves risk, including the possible loss of principal and fluctuation of value.

Please consider the charges, risks, expenses, and investment objectives carefully before investing. For a prospectus or, if available, a summary prospectus containing this and other information, please call Janus Henderson at 800.668.0434 or download the file from janushenderson.com/info. Read it carefully before you invest or send money.
Past performance is no guarantee of future results.

This press release is solely for the use of members of the media and should not be relied upon by personal investors, financial advisers, or institutional investors. We may record telephone calls for our mutual protection, to improve customer service and for regulatory record keeping purposes. All opinions and estimates in this information are subject to change without notice.

Janus Henderson® and any other trademarks used herein are trademarks of Janus Henderson Group Ltd. or one of its subsidiaries. © Janus Henderson Group Ltd.

Nicholas Company Announces Agreement with Janus Henderson Investors to Reorganize Four Nicholas Funds
Nicholas Company, Inc. announced that it has entered into an agreement with Janus Henderson Investors to reorganize four Nicholas mutual funds into comparable funds within the Janus Henderson fund family. The proposed transaction, involving approximately $5.7 billion in assets under management, is subject to shareholder approval and other customary closing conditions. Upon completion, shareholders of the Nicholas Funds are expected to benefit from Janus Henderson’s expanded investment capabilities, technology, and shareholder service resources.
For nearly 60 years, Nicholas Company has maintained a disciplined, long-term investment philosophy and a strong commitment to serving its shareholders. Nicholas Company believes Janus Henderson will provide a strong long-term home for the Funds and their shareholders. The proposed reorganizations are expected to be tax-free for federal income tax purposes, and shareholders will receive additional information regarding the transaction, including details about the proposed reorganizations and shareholder approval process, as it becomes available.

Nicholas Funds Reorganization - JHI Press Release Shareholder Q&A
For shareholders of the Nicholas Funds
The following answers are based solely on information contained in this news release and the 10/19/2026 prospectus supplements.
1.
What has Janus Henderson announced?
Janus Henderson announced that they have entered into an agreement to acquire four mutual funds managed by Nicholas Company, Inc. If completed, the transaction will bring those funds into the Janus Henderson fund group.
2.
Which Nicholas Funds are included?
The transaction includes four U.S. equity mutual funds managed by Nicholas Company.
The release identifies the flagship Nicholas Fund, which is planned to merge into the Janus Henderson U.S. Research Core Fund, a newly formed fund in the Janus Henderson fund group.
3.
Is the transaction final?
No. The transaction still requires requisite shareholder approval and is also subject to customary closing conditions and regulatory approvals. A shareholder meeting date has not been announced at this time.
4.
What will happen to the four funds if the transaction is completed?
If the transaction is completed and the requisite shareholder approvals are received, your fund will be reorganized into the Janus Henderson fund group on a tax-free basis. The assets of the four Nicholas Funds will be integrated into Janus Henderson’s self-directed investor offering with comparable actively managed investment strategies and historical strong long-term performance track records. Prospectus supplements filed by the
Nicholas Funds, available on the Securities and Exchange Commission website and the funds website, discuss the reorganization.
5.
What will happen to the flagship Nicholas Fund?
If you are invested in the flagship Nicholas Fund, it is expected to merge into the planned Janus Henderson U.S. Research Core Fund when the transaction and shareholder approvals are completed.

6.
Will shareholder service continue during and after the transaction?
After closing, you are expected to continue receiving seamless service. You would also benefit from Janus Henderson’s investment expertise, expanded product lineup, digital capabilities, and U.S.-based client support resources.

7.
What additional capabilities could become available to shareholders?
You are expected to gain access to a broad range of investment capabilities, enhanced technology, client service resources, and Janus Henderson’s self-directed investor platform. The platform includes an online portal and mobile app, personalized service from an in-house U.S. transfer agency team, complimentary guidance from licensed financial professionals on tax-advantaged accounts, automated required minimum distribution functionality, and personalized investment guidance through Direct Advice.
8.
What other programs does Janus Henderson offer individual investors?
You may have access to mutual funds, Janus Henderson Charitable, Rollover Concierge, cash bonuses on qualifying asset transfers or rollovers, a percentage match on future IRA contributions if eligible, and Ready. Invest. Go.℠ The release does not provide eligibility requirements or other terms.
9.
Why does Janus Henderson say it is pursuing this acquisition?
Janus Henderson views the acquisition as a strategic investment in the continued growth of their U.S. self-directed investor platform. It also reflects our commitment to protecting and growing our self-directed investor business.
10.
Why does Nicholas Company support the transaction?
David O. Nicholas, CFA, Nicholas Company CEO and CIO, said Janus Henderson is the right long-term home for you and other Nicholas Funds shareholders. He cited the firms’ shared focus on investment excellence, client service, and fiduciary responsibility.
11.
How large are the Nicholas business and shareholder base described in the release?
Nicholas Company had $5.7 billion in assets under management and approximately 28,000 self-directed and intermediary shareholders as of September 30, 2026.
12.
How does the planned Research Core Fund fit within Janus Henderson’s business?

The planned Janus Henderson U.S. Research Core Fund would join Research strategies totaling $40 billion in assets under management across self-directed, intermediary, and global institutional clients. Janus Henderson says the fund would further strengthen its U.S. large-cap equity offering.

13.
When is the transaction expected to close?
The release does not provide an expected closing date. Completion depends on shareholder approvals, customary closing conditions, and regulatory approvals.
Prospectus supplements filed by the Nicholas Funds, available on the Securities and Exchange Commission website and the funds website, indicate an expected closing in the beginning of the 2nd quarter of 2027.
14.
Will shareholders owe taxes because of the reorganization?
The release states that your fund and the other three Nicholas Funds will be reorganized into the Janus Henderson fund group on a tax-free basis. It does not provide individual tax guidance or further tax details.
15.
Does the release describe any investment risks?
Yes. Investing involves risk, including the possible loss of principal and fluctuation of value, and past performance is no guarantee of future results. You should carefully consider the charges, risks, expenses, and investment objectives and read the applicable prospectus before investing or sending money.

Press Inquiries Media Contacts:
Candice Sun
Global Head of Corporate Communications
+1 303-336-5452
candice.sun@janushenderson.com
Sarah Johnson
Director, Media Relations, North America
+1 720-364-0708
sarah.johnson@janushenderson.com